A performance graph showing a 5 year comparison of cumulative total return on our common stock is provided below.



   [The graph is included in an attachment to this document: total_return.pdf]



                 COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*


                  Among Zunicom, Inc., The Russell 2000 Index
                  And The NASDAQ Electronic Components Index




* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends.

Fiscal year ending December 31.